July 20, 2018

AdvisorOne Funds Board of Trustees

c/o Mike Forker, Secretary of the Board

17605 Wright Street

Omaha, NE 68130

Re: Advisory Fee Waivers

Dear Mr. Forker:

In connection with that certain Investment Advisory Agreement dated July 20, 2017 (the “Agreement”) by and between CLS Investments, LLC (the “Adviser”) and the AdvisorOne Funds (the “Funds”), CLS has contractually agreed to waive a portion of its advisory fees for the benefit of the Funds, and to contractually bind itself, to waive or limit its management fees and to reimburse expenses, other than expenses relating to dividends on short sales, interest expense, indirect fees and expenses of underlying funds, and extraordinary or non-recurring expenses, through October 31, 2019, so that the annual operating expenses of the Funds do not exceed the percentage of average daily net assets indicated below:

Fund Name	Class T
CLS Global Diversified Equity Fund	1.10%
CLS Growth and Income Fund	1.10%
CLS International Equity Fund	1.10%
CLS Global Aggressive Equity Fund	1.10%
CLS Flexible Income Fund	0.75%
CLS Shelter Fund	1.10%

These limitations are subject to possible reimbursement by each Fund, in future years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

We look forward to providing continuing service to the AdvisorOne Funds.

Sincerely,

/s/ Ryan Beach_

Ryan Beach

CEO

CLS Investments, LLC

Approved and accepted on behalf of each Fund

/s/ Mike Forker

Mike Forker

Secretary

AdvisorOne Funds